Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

July 18, 2024

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp. Amendment No. 7 to Registration Statement on Form F-4 Filed May 31, 2024 File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 31, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 7 to Registration Statement on Form F-4 (the “Form F-4”). The Company has filed an amendment to the Form F-4 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Amendment No. 7 to Registration Statement on Form F-4

The Business Combination and the Merger Agreement, page 16

1. We note that you issued 1,000,000 Class A Ordinary shares to Kwai Hoi, Ma’s personal holding company, Bloomington DH Holdings. Please revise to disclose the terms of such issuance and specifically address whether the shares are subject to any vesting condition. Tell us how you accounted for such issuance and revise your pro forma financial statements to reflect the compensatory nature of such issuance, if any. Lastly, revise to include a discussion of such issuance in the subsequent events footnote on page F-73. Refer to ASC 855-10-50-2.

Response: We note the Staff’s comment, and in response hereto, respectfully clarify to the Staff that the 1,000,000 Class A Ordinary Shares that were issued to Kwai Hoi, Ma’s personal holding company, Bloomington DH Holdings Limited (“Bloomington”), are the shares that were previously granted as stock-based compensation to Mr. Fredrik Eklund. Pursuant to the terms of the Restricted Stock Grant Agreement dated June 15, 2022, between Real Messenger Holdings Limited (“Real Messenger”) and Mr. Eklund (the “Grant Agreement”), Real Messenger granted 1,000,000 Class A Ordinary Shares to Mr. Eklund, which grant was subject to vesting upon the satisfaction of both of two vesting conditions: (a) Real Messenger’s successful completion of its de-SPAC transaction, and (b) Mr. Eklund’s remaining employed by Real Messenger’s subsidiary, Real Messenger Inc. (the “Operating Subsidiary”), or its affiliates, through the completion of the de-SPAC transaction. The Grant Agreement provided that Mr. Eklund would forfeit any unvested shares if these vesting conditions were not satisfied. On February 11, 2024, Mr. Eklund’s employment with the Operating Subsidiary ended. Accordingly, he forfeited all 1,000,000 unvested Class A Ordinary Shares to Real Messenger.

On April 19, 2024, Real Messenger issued 1,000,000 Class A Ordinary Shares to Bloomington. Mr. Kwai Hoi, Ma (through Bloomington) and his spouse (through her personal holding company), are Real Messenger’s sole ultimate beneficial owners). These shares were issued for nominal consideration. The issuance to Bloomington is not subject to vesting conditions and is not considered as share-based compensation. Thus, the issuance has no impact on pro forma financial statements. Real Messenger is effectively controlled by Mr. Ma and his wife both before and after the issuance, who together own 100% of Real Messenger before and after the issuance.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

2. We note you present a pro forma condensed combined balance sheet and condensed combined statement of operations as of, and for the nine months ended, December 31, 2023, which were prepared using Real Messenger’s management accounts. To the extent you continue to present December 31, 2023 pro forma financial information for Real Messenger, revise to include interim financial statements as of, and for the nine months ended, December 31, 2023 and ensure they comply with Article 10 of Regulation S-X. Alternatively, provide pro forma financial information pursuant to Rule 11-02(c) of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully advise that the Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the years ended March 31, 2024 and 2023 has been prepared using Real Messenger’s audited consolidated financial statements as of and for the years ended March 31, 2024 and 2023 in the Amendment. See Section “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” on page 139.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3. Please explain pro forma adjustment (3) to the March 31, 2023 pro forma combined statements of operations or revise. In this regard, based on pro forma balance sheet adjustment (5), it appears only $25,000 of estimated transaction expenses has not yet been incurred. In addition, the adjustment for any remaining expense should assume such adjustments were made as of the beginning of the fiscal year presented. Please explain or revise. Refer to Article 11-02(6)(i)(B) of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully refer to the Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the year ended March 31, 2023 on page 144 in the Amendment.

Real Messenger Holdings Limited - Notes to Unaudited Condensed Consolidated Financial Statements - Note 8 - Related Parties, page F-71

4. We note your response to prior comment 4. Please revise here to clarify that the payment of operating expenses and the purchase of property and equipment on behalf of the company are subject to repayment. Similar revisions should be made on page F-55, as applicable. In addition, tell us whether any amounts paid by True Blue for marketing expenses are still subject to repayment. If so, clarify when you intend to repay such amounts and how they are reflected in your financial statements. Similarly, tell us whether any amounts are due to Mr. Eklund for his salary that were not previously placed in escrow.

Response: We note the Staff’s comment, and in response hereto, respectfully clarify to the Staff that no payments of operating expenses and the purchase of property and equipment on behalf of Real Messenger are subject to repayment to related parties. The Operating Subsidiary ended its employment relationship with Mr. Eklund, and its contractor relationship with Mr. Eklund’s company, True Blue, on February 11, 2024. No further amounts are due to Mr. Eklund or True Blue with respect to these relationships. All amounts previously held in escrow accounts to pay amounts due to Mr. Eklund and True Blue, respectively, with respect to these relationships were paid to Mr. Eklund and True Blue, respectively, prior to the end of Real Messenger’s relationship with them on February 11, 2024. Mr. Eklund and True Blue did not pay any amounts on behalf of the Company for marketing expenses or otherwise. No amounts previously paid to or from Mr. Eklund or True Blue are subject to repayment. No amounts are due to Mr. Eklund for his salary as of March 31, 2024, and no amounts are due to True Blue for its services as of March 31, 2024. Real Messenger respectfully has included updated disclosure on page F-55 in its audited consolidated financial statement as of and for the years ended March 31, 2024 and 2023 in the Amendment No. 8 to Form F-4 of the Company.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Partner
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com